Plush Corporation

Suite 80 - 1930 Village Center Circle

Las Vegas, Nevada 89134

Tel: (702) 831-6550

Email: info@myplushonline.com

March 14, 2016

Mr. Ronald E. Alper

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Plush Corporation

Amendment No 1 to Registration Statement on Form S-1

Filed February 29, 2016

File No. 333-209166

Dear Mr. Ronald E. Alper:

 In response to the staff's comment letter dated March 10, 2016 we submit this letter on behalf of Plush Corporation, a Nevada corporation (the "company").

 Amendment No. 2 to the company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") on March 14, 2016.

 The staff's comments are below in this letter, and the company's responses to the staff's comments follow each staff comment. References to page numbers are made to the Amendment No. 2 to the Form S-1 filed with the Securities Exchange Commission on March 14, 2016.

Risk Factors

Because our principal assets …., page 10

1. We note your response to our prior comment 4 was to remove the risk factor. Please revise to reinsert the removed risk factor and clarify how it may be difficult for any investor to enforce any right based on United States Federal Securities Laws against the company or its officers and directors, or to enforce a judgment rendered by a United States court against the company or its officers and directors.

Our response: We have revised the risk factor by reinserting it and amending it on page 10 of the Form S-1 Amendment No. 2. The revised risk factor is below.

"Our principal assets are located outside of the United States and Numan Ijaz and Alexander Bains our officers and directors, reside outside of the United States, therefore it may be difficult for any investor to enforce any right based on United States Federal Securities Laws against us and/or them, or to enforce a judgment rendered by a United States court against us or them.

Our principle assets, along with our officers and directors, Numan Ijaz and Alexander Bains, are located in Canada. Therefore, it will make it difficult for any investor to enforce any right based on United States Federal Securities Laws against us and/or them or to enforce a judgment rendered by a United States court against us or them. It will be harder for an investor to enforce an action against us and/or them in the event that an investor believes that their rights have been infringed under the U.S. securities laws because we will be outside of the jurisdiction of United States. Our shareholders may also have more difficulty in protecting their interests through actions against our management, director or major shareholder, compared to shareholders of a corporation doing business and whose officers and directors reside within the United States.

Also, because our assets are located outside of the United States, they will be outside of the jurisdiction of United States courts to administer, if we become subject of an insolvency or bankruptcy proceeding. As a result, if we declare bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the United States under United States bankruptcy laws".

Directors, Executive Officers, Promoters and Control Persons, page 28

2. We note your response to comment 7. Please revise to clarify the principal business of Commissionaires and the nature of the responsibility of a “bylaw officer” and the supervisory position. See Item 401(e)(1) of Regulation S-K.

Our response: We have revised the biography of Numan Ijaz on page 28 of the Form S-1 Amendment No. 2 and have added the following disclosure to his biography.

"Commissionaires is a security company providing services ranging from criminal record checks to corporate security. Numan’s core responsibilities are to respond and investigate any complaints concerning infractions or violations of the bylaws. As he holds a supervisory position, he also oversees employees, manages general operations, provides new employee orientation and miscellaneous administrative duties".

Certain Relationships and Related Transactions, page 31

3. We note your response to comment 9 and we reissue the comment. Please revise to identify any promoters. See Item 404(c)(1) of Regulation S-K. Also see Rule 405 of Regulation C regarding the definition of promoter.

Our response: We have revised the Form S-1 Amendment No. 2 and have added the following disclosure on page 31.

"Our officers and directors Numan Ijaz and Alexander Bains are our promoters".

Please direct any further comments or questions you may have to the company at  info@myplushonline.com

Sincerely,

/S/ Numan Ijaz

Numan Ijaz, President

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